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FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) |__|

THE BANK OF NEW YORK
(Exact name of trustee as specified in its charter)

New York	13-5160382
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)
One Wall Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

Pepco Holdings, Inc.
(Exact name of obligor as specified in its charter)

Delaware	52-2297449
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)
701 Ninth Street, N.W.	
Washington, D.C.	20068
(Address of principal executive offices)	(Zip code)

Debt Securities
(Title of the Indenture securities)

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1. **General information. Furnish the following information as to the Trustee:**

   (a) **Name and address of each examining or supervising authority to which it is subject.**

Name	Address
Superintendent of Banks of the State of New York	2 Rector Street, New York, N.Y. 10006, and Albany, N.Y. 12203
Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y. 10045
Federal Deposit Insurance Corporation	Washington, D.C. 20429
New York Clearing House Association	New York, New York 10005

   (b) **Whether it is authorized to exercise corporate trust powers.**

   Yes.

2. **Affiliations with Obligor.**

   If the obligor is an affiliate of the trustee, describe each such affiliation.

   None.

16. **List of Exhibits.**

   Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

   1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

   4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

   6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 24th day of September, 2002.

THE BANK OF NEW YORK

By: /S/   MING SHIANG
    Name: MING SHIANG
    Title: VICE PRESIDENT

EXHIBIT 7

Consolidate Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business June 30, 2002, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act

	Dollar Amounts In Thousands
ASSETS	
Cash and balances due from depository institutions:	
Noninterest-bearing balances and currency and coin	$2,850,111
Interest-bearing balances	6,917,898
Securities:	
Held-to-maturity securities	1,201,319
Available-for-sale securities	13,227,788
Federal funds sold in domestic offices	1,748,562
Securities purchased under agreements to resell	808,241
Loans and lease financing receivables:	
Loans and leases held for sale	974,505
Loans and leases, net of unearned income 36,544,957	
LESS: Allowance for loan and lease losses 578,710	
Loans and leases, net of unearned	35,966,247
Trading Assets	6,292,280
Premises and fixed assets (including capitalized leases)	860,071
Other real estate owned	660
Investments in unconsolidated subsidiaries and associated companies	272,214
Customers' liability to this bank on acceptances outstanding	467,259
Intangible assets	
Goodwill	1,804,922
Other intangible assets	70,679
Other assets	4,639,158
Total assets	$78,101,914

LIABILITIES

Deposits:

In domestic offices		$29,456,619
Noninterest-bearing	11,393,028	
Interest-bearing	18,063,591	
In foreign offices, Edge and Agreement subsidiaries, and IBFs		26,667,608
Noninterest-bearing	297,347	
Interest-bearing	26,370,261	
Federal funds purchased in domestic offices		1,422,522
Securities sold under agreements to repurchase		466,965
Trading liabilities		2,946,403
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)		1,844,526
Bank's liability on acceptances executed and outstanding		469,319
Subordinated notes and debentures		1,840,000
Other liabilities		5,998,479
Total liabilities		$71,112,441
Minority interest in consolidated subsidiaries		500,154

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,135,284
Surplus	1,055,509
Retained earnings	4,244,963
Accumulated other comprehensive income	(53,563)
Other equity capital components	0
Total equity capital	6,489,319
Total liabilities minority interest and equity capital	$78,101,914

I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas J. Mastro,
Senior Vice President and Comptroller

We, the undersigned directors, attest to the correctness of this statement or resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi
Gerald L. Hassell   Directors
Alan R. Griffith